

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2022

Doug Tackett
General Counsel
ASCENT INDUSTRIES CO.
1400 16 th Street, Suite 270
Oak Brook, IL 60523

Re: ASCENT INDUSTRIES CO.
Registration Statement on Form S-3
Filed December 13, 2022
File No. 333-268780

Dear Doug Tackett:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eranga Dias at 202-551-8107 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing